

November 23, 2021

Danny Yeung
Director
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Limited**
> **Registration Statement on Form F-4**
> **Filed November 9, 2021**
> **File No. 333-260928**

Dear Mr. Yeung:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1. We note your response to prior comment 1 and re-issue in part. Please revise your disclosure on the prospectus cover page to clarify that if Chinese regulatory authorities disallow your corporate structure, this would cause the value of your ordinary shares to significantly decline or become worthless.

2. We note your response to prior comment 4 and re-issue in part. The Summary of the Proxy Statement/Prospectus should prominently address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. We note your response to prior comment 5 and re-issue in part. Please clearly disclose

how you will refer to the holding company, subsidiaries, and VIE, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In addition, please ensure that you refrain from using terms such as "we" or "our" when describing activities or functions of the VIE.

4. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

5. We note your disclosure throughout your filing that Prenetics controls the VIE Entity through VIE agreements. However, neither you nor your investors have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the VIE entity, please refrain from stating or implying that you control this entity. Your disclosure should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and clarify that for accounting purposes you are the primary beneficiary and your agreements provide the power to direct the activities of the VIE. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Summary of the Proxy Statement/Prospectus, page 24

6. We note that the consolidated VIE constituted a material part of your consolidated financial statements. For example, the share of loss of a joint venture for 2020 was $1.1 million for the year ended December 31, 2020 compared to loss before taxes of $3.9 million. In this regard, please provide in a tabular form a condensed consolidating schedule, which depicts the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any eliminating adjustments separately, as of the same dates and for the same periods for which audited consolidated financial statements are required. Please highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities. We expect that the activity of the consolidated variable interest entity will be reflected in a line item such as investments in subsidiaries and VIEs in the condensed consolidating schedule. Please specifically provide a roll-forward of the balance sheet line item that includes this consolidated variable interest entity.

7. We note your response to prior comment 3 and re-issue in part. Please revise the Summary of the Proxy Statement/Prospectus to disclose that you will be a controlled company. In particular, please:
    •   identify your controlling shareholder;
    •   discuss the controlling shareholder's ability to control matters requiring shareholder approval including the election of directors, amendment of organizational documents

and approval of major corporate transactions;
- discuss whether the dual-class shares may have anti-takeover effects preventing a change in control transactions that other shareholders might consider to be in their best interest; and
- disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

8. We note your response to prior comment 11 and re-issue. Please revise the Summary of the Proxy Statement/Prospectus to clearly and prominently describe the corporate structure and the VIE based in China and what that entails. Prominently disclose a diagram of the corporate structure in the Summary, including what the equity ownership interests are of each entity. In relation to the VIE, describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to any applicable contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

9. We note your response to prior comment 12. Please revise the Summary of the Proxy Statement/Prospectus to disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

10. We note your response to prior comment 14 and re-issue in part. Please revise your disclosure to specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or

continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11.   We note your response to prior comment 15 and re-issue. Prominently disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act and your shares could be prohibited from trading if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please ensure that your disclosure indicates that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

The Artisan Board's Reasons for the Approval of the Business Combination, page 29

12.   We note your response to prior comment 19 and re-issue. Please revise this subsection of the Summary and page 155 to specifically disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Risk Factors, page 52

13.   We note your response to prior comment 20 and re-issue. Please revise the Risk Factor Summary and the Risk Factors section to more prominently display and discuss the risks of doing business in Hong Kong.

14.   Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries.

PubCo's securities may be delisted..., page 75

15.   Please revise this risk factor to clearly describe the risk that lack of inspection by the PCAOB because of a position taken by an authority in a foreign jurisdiction could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Background of the Business Combination, page 140

16.   We note your response to prior comment 23 and re-issue in part. Please provide more specific details regarding the calculations and financial analyses undertaken by Artisan's

management and the Artisan Board that were used to determine that a fully-diluted, pre-money equity valuation of $1.15 billion for Prenetics was reasonable. To the extent relevant, please also disclose the valuation of Prenetics Limited in February 2021 at the time of Prenetics's Series D funding round, when an affiliate of the Sponsor invested in Prenetics.

The Artisan Board's Reasons for the Approval of the Business Combination, page 150

17.   We note your response to prior comment 23 and revised disclosure on page 153. Please revise your disclosure to present the enterprise value, 2023E revenue and revenue multiple(s) that Artisan's Board reviewed for each comparable company referenced in your disclosure.

Certain Prospective Operational and Financial Information, page 156

18.   We note your response to comment 29. Please address the following:
   •   In regards to the length of the projections, please disclose the basis for projections beyond year three including if the forecasts reflect more than simple assumptions about growth rates;
   •   Please disclose how the management and the Board of Artisan Acquisition Corp. considered and relied upon these projections;
   •   It is not clear why the reconciliation from Adjusted EBITDA to Net Profit/Loss has been removed given the insight it provided on the types of expenses being excluded from the determination of Adjusted EBITDA. Please provide the reconciliations or advise; and
   •   Please also tell us what consideration you gave to providing a reconciliation between Gross Profit and Adjusted Gross Profit.

Prenetics's Business
Overview, page 198

19.   We note your revised disclosure indicating that the nucleic acid amplification test is provided by Circle HealthPod at POC or at home. Please revise this statement, as well as the new graphic that appears on page 200, to reflect your disclosure elsewhere in the registration statement indicating that the Circle HealthPod has not yet launched in the UK or Europe and that it has not been approved for home use in those jurisdictions.

        Please also revise your statements elsewhere in the registration statement where you refer to your preparations for "obtaining EUA" from the FDA to clarify that there is no guarantee that the FDA will grant your EUA application.

Our History, page 200

20.   We note your response to prior comment 33 and revised disclosure. As noted in your response, the identification appears to suggest that potential investors may consider investments made by these institutional investors as a factor in making their investment

decisions without knowing the amount of their investment in total or on a per share basis, their investment strategies or whether these institutional investors continue to hold their shares. Additionally, as these shareholders are not subject to the reporting requirements of Section 16, investors will not know when they decide to sell their shares. Therefore, we continue to believe the disclosure is inappropriate for the registration statement and request that you remove those investors that will not appear in the combined company's Principal Shareholders table.

Results of Operations
Other Income and Other Net Losses, page 248

21.　　In regards to the impairment loss recorded on the joint venture equity method investment in Beijing CircleDNA Gene Technology Co., Ltd. in which you wrote down the carrying amount of your interest to nil, please expand your disclosures to better explain the factors which resulted in this write-down. In this regard we note your response to comment 50 which indicates that the joint venture carries out genetic testing services for individuals which is an integral part of your operating activities. Please help us better understand the current level of operations of the joint venture as well as your ongoing relationship with the joint venture, including if they are using your products in the genetic testing they are performing.

Financial Statements
Note 2(d). Subsidiaries and Non-controlling Interests, page F-8

22.　　We note your response to comment 47. We note your disclosures beginning on page F-67 regarding the board of directors approving you to exit your position in Beijing CircleDNA Gene Technology Co., Ltd and terminating the contractual agreements with Shenzhen Discover Health Technology Co. Ltd. However given that the contractual agreements are still in place and were in place during the periods presented, please provide the disclosures called for by IFRS 12 regarding your interests in Shenzhen Discover Health Technology Co. Ltd. This should include the following:
- The interest that non-controlling interests have in this entity's activities and cash flows;
- The terms of any contractual arrangements that could require you to provide financial support to the entity; and
- The nature and extent of significant restrictions.

Note 31. Collaboration and Licensing Arrangements, page F-48

23.　　We note your response to comment 46. To the extent that payments could become material under your patent license agreements, we continue to believe that the material terms should be disclosed including the financial terms, duration of the agreement, and termination provisions. In this regard, we note your response to comment 52 regarding the RT-LAMP technology and expected use of it and also your disclosures throughout regarding how a significant portion of the historical revenue was, and will continue to be in the near-term, generated from COVID-19 testing services.

Note 2(a). Basis of Preparation of the Consolidated Financial Statements, page F-55

24.   You disclose that the preference shares will be converted into ordinary shares of the Prenetics Global Limited after the completion of the initial public offering which is expected to be before March 2022. Please further clarify what initial public offering you are referring to.

Note 17. Fair Values of Financial Instruments, page F-65

25.   The preference shares liability of $356 million represents approximately 88% of your total liabilities at June 30, 2021, of which $300 million is attributable to the conversion feature. In this regard, please expand your disclosures to provide additional insight as to how the conversion feature was valued pursuant to IFRS 13.93. Your expanded disclosures should include a better description of the valuation technique(s) and inputs used in the fair value measurement.

General

26.   With reference to the guidance contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, we note that graphic presentations should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include nine pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects your business or on products that do not yet exist.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steve Lin